August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (574) 372-4988

J. Raymond Elliott
Chairman, President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

> **Re:** **Zimmer Holdings, Inc.**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 001-16407**

Dear Mr. Elliott:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Conflicts of Interest Policy, page 6

1. Disclose the standards to be applied by the Audit Committee pursuant to its conflicts of interest policies and procedures and indicate whether such policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.

Elements of Compensation, page 14

2. You indicate on pages 14 and 15 that with respect to base salaries, medium-term equity-based incentives and long-term equity-based incentives you typically set or target such compensation at the 50th, 65th and 75th+ percentile, respectively, of market. In light of actual compensation paid for the 2006 fiscal year, please supplement such disclosure to also indicate the actual, as opposed to targeted, percentiles of market each such element of compensation represents.

3. With respect to your discussion of your annual short-term cash incentives and medium-term equity-based incentives on pages 14 through 17, we note that while you have disclosed the applicable performance parameters for the named executive officers, e.g. earnings per share, revenue and cash flow, you have not provided a quantitative discussion of the targets for such parameters that named executive officers must achieve in order to earn such compensation. Please provide such disclosure. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific criteria applicable to each such officer. Please note that your discussion at the top of page 15 in which you state what is likely and what is not is conclusory. Please disclose *why* it is likely or unlikely the two performance levels will be achieved. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

Retirement and Other Post-Employment Benefits, page 15

4. Expand your disclosure of the retirement income plan, its benefit equalization plan, the non-qualified deferred compensation plan and your severance agreements with your named executive officers described on page 15 to include a more thorough discussion of clauses (i), (ii) and (iv) through (vi) of Item 402(b)(1) of Regulation S-K with respect to each of these elements of

compensation. For example, your disclosure does not currently appear to discuss why you choose to have a supplemental executive retirement plan, how you have determined the amount to pay in the plan and how it fits into your overall compensation objectives and affects decisions regarding other elements.

Executive Performance Incentive Plan, page 16

5. Discuss how the committee determined the percentage of an executive's salary to be paid upon achieving the earnings per share, revenue and cash flow targets discussed in this section and disclose any formulas used. See Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 20

6. Provide a narrative discussion to this table and the Grants of Plan Based Awards table that describes any material factors necessary to an understanding of the information disclosed in such tables. For example, provide a general description of the formula or criteria to be applied in determining the amounts payable, the vesting schedule, a description of the performance-based conditions and any other material conditions applicable to the award. See Item 401(e) of Regulation S-K.

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the $2.4 million option award granted to your chief executive officer on January 18, 2006. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. Please address the differences in base salary and grants of performance shares and stock options.

8. We refer you to the option table included in footnote 2 of your summary compensation table. Given your disclosure on page 15 that you use stock options to provide longer-term incentives, retain executives and align their interests with stockholders, please expand your Compensation Discussion and Analysis to explain how the vesting schedules of the options of the type granted to Messrs. Leno and Melzi, as noted in footnotes a and b to your option table, are consistent with your compensation objectives in general and long-term incentives in particular. Also address in such discussion Item 402(b)(1)(ii) and (iv) of Regulation S-K as to options having such accelerated vesting schedules. In addition, discuss how options of this type and your decisions regarding such options affect decisions regarding other elements of your compensation.

Pension Plans, page 25

9. The disclosure in this section is dense and difficult to understand. For example, in the first paragraph on the top of page 27, please refrain from using overly technical business terminology and instead use definite, concrete and everyday words consistent with the guidelines discussed in Section VI of Commission Release 33-8732A.

Director Compensation

10. Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) apply equally to Item 402(k).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel